EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended June 30,		Six months ended June 30,
($ in millions)	2018	2017	2018	2017
Earnings including interest on deposits (1)(2):
Income before income tax expense	$7,119	8,139	$13,820	15,997
Less: Net income from noncontrolling interests	123	38	314	129
Income before income tax expense and after noncontrolling interests	6,996	8,101	13,506	15,868
Fixed charges	3,577	2,326	6,788	4,320
	10,573	10,427	$20,294	20,188

Fixed charges (1):
Interest expense	$3,474	2,223	$6,583	4,112
Estimated interest component of net rental expense	103	103	205	208
	$3,577	2,326	$6,788	4,320

Ratio of earnings to fixed charges (3)	2.96	4.48	2.99	4.67

Earnings excluding interest on deposits: (2)
Income before income tax expense and after noncontrolling interests	$6,996	8,101	$13,506	15,868
Fixed charges	2,309	1,649	4,430	3,107
	$9,305	9,750	$17,936	18,975

Fixed charges:
Interest expense	$3,474	2,223	$6,583	4,112
Less: Interest on deposits	1,268	677	2,358	1,213
Estimated interest component of net rental expense	103	103	205	208
	$2,309	1,649	$4,430	3,107

Ratio of earnings to fixed charges (3)	4.03	5.91	4.05	6.11

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
Financial information for the prior period has been revised to reflect the impact of the adoption of ASU 2017-12 – Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.

(3)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.